

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 25, 2020

Patrick Dugan
Chief Financial Officer
Westinghouse Air Brake Technologies Corp.
30 Isabella St.
Pittsburgh, PA 15212

   Re: WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORP
    Form 10-K for the year ended December 31, 2019
    Filed February 24, 2020
    File No. 033-90866

Dear Mr. Dugan:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing